Roboligent, Inc.



ANNUAL REPORT

15500 Scarlet St

Austin, TX 78728

(512) 968-3453

https://roboligent.com/

This Annual Report is dated April 25, 2022.

BUSINESS

Roboligent produces autonomous mobile manipulator robots to automate mundane manual tasks in service areas such as logistics and clinics. The robots are invented from the ground up based on patent-pending force-control technology integrated with advanced AI perception, enabling them to perform tasks previously hard to automate with existing robots. The robots are designed for a collaboration with humans transforming manual tasks into more engaging work while the robots take care of physical laboring, making industries more efficient and productive.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $24,999.42

Number of Securities Sold: 22,522

Use of proceeds: The money was used for hiring interns

Date: October 27, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 20,000

Use of proceeds: The money was used for developing prototypes

Date: September 11, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,000.58

Number of Securities Sold: 11,224

Use of proceeds: The money was used for developing prototypes

Date: January 22, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $9,999.60

Number of Securities Sold: 12,820

Use of proceeds: The money was used for developing prototypes

Date: January 10, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.06

Number of Securities Sold: 29,762

Use of proceeds: The money was used for developing prototypes

Date: December 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,000.07

Number of Securities Sold: 19,724

Use of proceeds: The money was used for developing prototypes

Date: September 11, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.14

Number of Securities Sold: 39,448

Use of proceeds: The money was used for developing prototypes

Date: September 11, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $17,651.37

Number of Securities Sold: 50,577

Use of proceeds: The money was used for developing prototypes

Date: March 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $15,001.20

Number of Securities Sold: 55,560

Use of proceeds: The money was used for developing prototypes

Date: February 28, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $13,300.04

Number of Securities Sold: 38,109

Use of proceeds: The money was used for developing prototypes

Date: February 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $26,549.83

Number of Securities Sold: 76,074

Use of proceeds: The money was used for developing prototypes

Date: February 15, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $26,551.92

Number of Securities Sold: 76,080

Use of proceeds: The money was used for developing prototypes

Date: February 14, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $19,999.98

Number of Securities Sold: 74,074

Use of proceeds: The money was used for developing prototypes

Date: November 09, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $26,560.00

Number of Securities Sold: 106,240

Use of proceeds: The money was used for developing prototypes

Date: October 04, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,500.00

Number of Securities Sold: 42,000

Use of proceeds: The money was used for developing prototypes

Date: July 12, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances that led to the performance of financial statements:
Although the company generated a small amount of revenue in 2021, Roboligent has been mostly in the development stage. The operating budget has been majorly from a federal grant (NSF SBIR #1853183) and a private fund raised from a Reg CF campaign. With around five or six employees, the major portion of financial resources was allocated for salaries and material purchases, legal expenses for patent filing, and general operating expenses including office rental. The total operating expenses were $523,189.68 and $ 396,811.27 for 2021 and 2020, respectively, with the increment mainly from the increased legal fees from patent filings and health insurance expenses in 2021.
Due to the nature of the robot manufacturer, a large portion of expenses is required to build robots and purchase equipment and tools as well. Roboligent contracted with a Singaporean company, SFAS, to collaboratively commercialize our robots toward the Asian market in 2020. For a pilot study and pre-sales marketing, we delivered the first unit in May 2021 at $70,000 of supply price and received $60,000 ($10,000 was paid in advance in 2020). The company continued to develop robot prototypes and built an upgraded version of the robot for medical applications. Total material costs for the prototype upgrade were a little over $30,000.
Historical results and cash flows:
We anticipate the historical results of operating expenses will be representative of that in the future with proportional scales. We expect the company to hire 1~2 more employees depending on the fundraising campaigns which would be pursued in 2022 and salary increases to the market averages for corresponding engineering positions, which would approximately lead to a 50% increase in the expenses for salary and fringe benefits. The company is projected to build three to five robots for sales and internal testing in 2022, which will cost $200,000 to $400,000 for materials and supplies. The company expects increased revenue from robot sales through the partnership with SFAS and other potential customers. We also believe some additional expenses will be allocated to increase production capacity and standardize its process.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $60,117.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marlin capital solutions loan

Amount Owed: $4,094.00

Interest Rate: 4.0%

Maturity Date: August 1, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bongsu Kim

Bongsu Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chair of Board

Dates of Service: May 03, 2016 - Present

Responsibilities: Responsible for running board meetings. The compensation information is included in the section of the CEO position.

Position: Chief Executive Officer

Dates of Service: May 03, 2016 - Present

Responsibilities: responsible for decision-making, day-to-day execution, and strategic planning.

Name: Seonhwa Shin

Seonhwa Shin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: May 03, 2016 - Present

Responsibilities: Responsible for the day-to-day operation and sales/marketing management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Bongsu Kim

Amount and nature of Beneficial ownership: 4,800,000

Percent of class: 52.526%

RELATED PARTY TRANSACTIONS

Name of Entity: Bongsu Kim
Relationship to Company: 20%+ Owner

There is no transaction.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,093,748 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,138,402 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 752,141 of shares to be issued pursuant to stock options, reserved but unissued. The total amount outstanding also includes 447,859 of shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Roboligent, Inc.

By /s/ *Bongsu Kim*

Name: Roboligent, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Management Report

Roboligent, Inc.
For the period ended December 31, 2021

Prepared on
April 8, 2022

For management use only

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
Government Grants	240,000.00
Services	71,106.49
Total Income	**311,106.49**
GROSS PROFIT	**311,106.49**
EXPENSES	
Advertising & Marketing	27,302.38
Bank Charges & Fees	368.68
Insurance	31,839.16
Interest Paid	50.00
Legal & Professional Fees	66,751.31
Meals & Entertainment	3,982.51
Office Supplies & Software	10,908.59
Other Business Expenses	7,096.56
Payroll Expenses	229,753.60
Rent & Lease	26,690.00
Shipping, Freight & Delivery	2,805.35
Supplies & Materials	32,793.58
Taxes & Licenses	0.00
Licenses	15.41
Other Taxes	813.66
Payroll Taxes	80,171.22
PPT - County	302.45
State Taxes	377.63
Total Taxes & Licenses	**81,680.37**
Utilities	1,167.59
Total Expenses	**523,189.68**
NET OPERATING INCOME	**-212,083.19**
OTHER INCOME	
Miscellaneous Income	10.00
PPP	53,757.00
Total Other Income	**53,767.00**
OTHER EXPENSES	
Depreciation	3,737.00
Total Other Expenses	**3,737.00**
NET OTHER INCOME	**50,030.00**
NET INCOME	**$ -162,053.19**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (7100)	32,013.87
TOTAL BUS CHK (8589)	28,102.74
Total Bank Accounts	**60,116.61**
Other Current Assets	
Inventory	130,998.00
Total Other Current Assets	**130,998.00**
Total Current Assets	**191,114.61**
Fixed Assets	
Accumulated Depreciation	-19,801.00
Intangible Assets	18,375.00
Leasehold Improvements	9,890.00
Property and Equip	16,227.00
Total Fixed Assets	**24,691.00**
Other Assets	
Other Assets	2,400.00
Total Other Assets	**2,400.00**
TOTAL ASSETS	**$218,205.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
AP	19,266.00
Other Liab - Current	4,094.00
Total Other Current Liabilities	**23,360.00**
Total Current Liabilities	**23,360.00**
Total Liabilities	**23,360.00**
Equity	
APIC	445,427.00
Capital Investment	230,535.80
Common Stock	7,825.00
Retained Earnings	-326,889.00
Net Income	-162,053.19
Total Equity	**194,845.61**
TOTAL LIABILITIES AND EQUITY	**$218,205.61**

I, Bongsu Kim, the CEO of Roboligent, Inc., hereby certify that the financial statements of Roboligent, Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $311,106; taxable income of $-215,820 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 22nd, 2022.

_____*Bongsu Kim*_____ (Signature)

_____CEO_____ (Title)

_____04/22/2022_____ (Date)

CERTIFICATION

I, Bongsu Kim, Principal Executive Officer of Roboligent, Inc., hereby certify that the financial statements of Roboligent, Inc. included in this Report are true and complete in all material respects.

Bongsu Kim

CEO